EMGOLD MINING CORPORATION **EMR-TSX VENTURE**
IDAHO-MARYLAND MINING CORPORATION
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 email: info@emgold.com

October 5, 2004

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Emgold Mining Corporation** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3003

Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

EMGOLD MINING CORPORATION

William J. Witte
President & CEO

Enclosure

United States Sec Filing
October 5, 2004

Emgold Mining Corporation
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. Emgold Commences Drilling on Jazz Property– dated September 29, 2004

EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.emgoldmining.com / www.langmining.com

September 29, 2004

Ticker Symbol: **EMR**-TSX Venture
SEC 12g3-2(b): 82-4741

EMGOLD COMMENCES DRILLING ON JAZZ PROPERTY

Emgold Mining Corporation (EMR-TSX Venture) ("Emgold") is pleased to report that it has commenced a diamond drill program on its Jazz Property (consisting of the Stewart and Dog claim groups), located west of Ymir in southeastern British Columbia. Preliminary work, now completed, included soil and rock chip sampling and geological mapping. Two new zones of interest were sampled during this exploration program – the Free Silver and the Craigtown Creek areas. This work followed up airborne geophysical survey results and prior exploration work. Approximately 600 metres of diamond drilling will now be completed in the Craigtown Creek area during this phase of the exploration program.

Free Silver

The Free Silver area consists of a cluster of historic showings, located in the southeast portion of the property. The original Free Silver Claims were staked in 1896 and prior work on the claims consisted of small trenching programs in 1906 and 1915.

In the Free Silver area, a number of parallel to subparallel veins occur at the contact of volcanic rocks with a quartz monzonite porphyry. The veins vary from 0.1 to 3 metres wide and trend in an east-west direction and dip steeply. Mineralization varies from massive pyrite-pyrrhotite to galena with subordinate pyrite and sphalerite. Minor molybdenite is reported locally within the veins. Sylvanite can be found in calcite filled vugs in an andesite host (occurring as a xenolith in monzonite) and is associated with trace amounts of chalcopyrite and galena.

Assay results from Emgold's current rock sampling program at the Free Silver area are tabulated below. Silver values are reported in grams per tonne (g/t), lead and zinc values in percent and copper values in parts per million (ppm). Values range from 8 to 641 g/t silver from grab samples, with significant lead, zinc and copper values.

SAMPLE #	TYPE	SILVER (g/t)	LEAD (%)	ZINC (%)	COPPER (ppm)
FS-1	Grab	**270.0**	0.72	0.27	2848
FS-5	Grab	**11.0**	0.38	0.11	1739
FS-6	3 metre chip	**41.2**	1.52	25.99	183
FS-7	1 metre chip	**114.1**	8.78	2.19	217
FS-9	Grab	**75.6**	2.83	0.41	60
FS-10	Grab	**8.0**	0.53	0.96	95
FS-11	Grab	**218.0**	14.92	16.55	3212
FS-12	1 metre chip	**109.0**	10.74	0.81	438
FS-13	Grab	**641.0**	15.39	0.41	3147
FS-15	Grab	**38.0**	1.81	0.18	1849
FS-22	2.5 metre chip	**20.6**	0.77	3.34	80
FS-23	Grab	**305.0**	18.30	8.21	84

SAMPLE #	TYPE	SILVER (g/t)	LEAD (%)	ZINC (%)	COPPER (ppm)
FS-24	Grab	**362.0**	15.39	25.89	303
FS-25	Grab	**3.9**	0.12	0.15	139
FS-26	Grab	**67.1**	5.54	4.51	270

Additional mapping and sampling has been recommended for this area, prior to drill testing.

Craigtown Creek Area

Along the western portion of the Jazz property are three large gold soil geochemical anomalies named the MinNorth, MinSouth and Or Zones. In late 2003, an airborne geophysical survey was conducted over this portion of the property and the strong gold soil trends line up well and are coincident with magnetic and resistivity features. Outcrops in this area are limited with exposures along ridge tops and road cuts. A small diamond-drilling program of 7 holes totalling approximately 600 metres is planned to test areas of the best coincident gold geochemistry and airborne geophysical anomalies.

The MinNorth Zone, located in the northwest portion of the property, is a 1.35 kilometre long strong gold soil geochemical anomaly (containing consistent values of >40 ppb gold, with a core area of >120 ppb gold) trending northeast to southwest. The current program extended this soil anomaly to the northeast for an additional 250 metres. The current drill program will put 3 holes into this zone. The first one will test coincident strong magnetic low and gold soil geochemistry high features. The other two holes will test the down dip and lateral extent of a drill hole intersection by Cameco Corporation in 1993 which returned reported grade of 24.8 g/t gold over 1.0 metre (BC Ministry of Energy and Mines Assessment Report #23092).

The MinSouth Zone, located in the southwest portion of the property, is a 700 x 300 metre gold soil geochemical anomaly trending northwest to southeast. This zone will not be tested with the current drill program. The Or Zone is located in the west central portion of the property and is defined by a large gold soil geochemical anomaly trending roughly north to south for 1.7 kilometres, between the MinNorth and MinSouth Zones. In Emgold's current program, four short drill holes will test areas of coincident high gold soil geochemistry and strong magnetic +/- resistivity targets in areas of limited outcrop exposure.

Under its agreement with the claimholder, Emgold has a work commitment to spend CAD$75,000 in exploration work on the Jazz Property by April 7, 2006. The current combined budget for this year's exploration program on the Stewart, Rozan and Jazz properties is approximately CAD$ 120,000 of which $50,000 may be spent directly on the Jazz Property.

The 600 metre diamond dill program has been planned and will be under the supervision of Linda Dandy, P.Geo, of P&L Geological Services, a "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

For more information about Emgold, the Stewart, Rozan and Jazz Properties in British Columbia, the Idaho-Maryland Project and the Ceramext™ Process, please visit http://www.emgold.com/ or http://www.sedar.com/.

William J. Witte, P.Eng.
President and Chief Executive Officer

For further information please contact:
Mark Feeney, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@emgold.com